UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

58549G100

(CUSIP Number)

January 5, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58549G100		SCHEDULE 13G

1	Name of Reporting Person or The Medicines Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,313,702

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,313,702

	8	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,313,702

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%(1)

14	Type of Reporting Person CO

(1)  Based on 31,325,451 shares of Common Stock outstanding as of January 8, 2018, as reported in Melinta Therapeutics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2018.

CUSIP No. 58549G100	SCHEDULE 13G

Item 1(a).	Name of Issuer: The name of the issuer is Melinta Therapeutics, Inc., a Delaware corporation (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the Issuer’s principal executive offices is 300 George Street, New Haven, CT, 06511.

Item 2(a).	Name of Person Filing: This Schedule 13G is being filed by The Medicines Company (“Medicines”).
Item 2(b).	Address of Principal Business Office, or, if none, Residence: The principal business address for Medicines is 8 Sylvan Way, Parsippany, NJ 07054.
Item 2(c).	Citizenship: Medicines is a Delaware corporation.
Item 2(d).	Title of Class of Securities: This Schedule 13G relates to the Issuer’s common stock, $0.001 par value per share (the “Common Stock”).
Item 2(e).	CUSIP Number: 58549G100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 58549G100	SCHEDULE 13G

Item 4.	Ownership:
(a) Amount beneficially owned: 3,313,702 shares of Common Stock.
(b)

Percent of class:

10.6%. The ownership percentage of the Issuer’s Common Stock is based on 31,325,451 shares of Common Stock outstanding as of January 8, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2018.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,313,702 shares of Common Stock.
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,313,702 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

CUSIP No. 58549G100	SCHEDULE 13G

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2018

The Medicines Company

By:	/s/ Stephen M. Rodin
	Name:	Stephen M. Rodin
	Title:	Executive Vice President and General Counsel